RADICA GAMES LIMITED
                         ANNOUNCES MANAGEMENT SUCCESSION

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
APRIL 12, 1999                                       PRESIDENT & COO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201



(Hong Kong) Radica Games Limited (NASDAQ RADA) announced today implementation of a succession plan. Robert Davids, Radica's long time Chief Executive Officer has passed the CEO title to Pat Feely, Radica's President and Chief Operating Officer. Davids will become Chairman of the Executive Committee of the Board of Directors, will remain as vice chairman of the Board and will carry the additional title of CEO - Emeritus.


Feely joined Radica in 1996 as a member of the Board of Directors and was named President and Chief Operating Officer in 1997.


"I am looking forward to the challenge of leading Radica to new heights. The Company has been well positioned through Bob Davids' leadership to move successfully into the future," said Feely.


"Pat Feely and the Radica Team are well prepared to lead our company. After twelve years in Asia I want to be able to spend more time with my family and have the flexibility to pursue my personal interests," said Davids.


Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADA). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at www.radicagames.com.

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